EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

	Year-ended
	Dec. 31,	Jan. 1,	Jan. 2,	Dec. 28,	Dec. 29,
	2010	2010	2009	2007	2006
Earnings:
Income (loss) before income taxes	$49,325	$(18,177)	$20,517	$23,919	$23,534
Pretax credits	—	—	(162)	(21)	—

Fixed Charges:
Interest expense	7,839	9,930	10,435	5,427	3,966
Capitalized interest	—	—	171	22	—
Discounts & deferred financing fees	10,680	10,106	9,583	6,967	719
Interest portion of rental expense	848	1,053	850	574	584

Total earnings and fixed charges	$68,692	$2,912	$41,394	$36,888	$28,803

Fixed Charges:
Interest expense	$7,839	$9,930	$10,435	$5,427	$3,966
Capitalized interest	—	—	171	22	—
Discounts & deferred financing fees	10,680	10,106	9,583	6,967	719
Interest portion of rental expense	848	1,053	850	574	584

Total fixed charges	$19,367	$21,089	$21,039	$12,990	$5,269

Ratio of earnings to fixed charges	3.5	0.1	2.0	2.8	5.5